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                            May 28, 2024

       Christopher Eperjesy
       Chief Financial Officer
       Custom Truck One Source, Inc.
       7701 Independence Ave
       Kansas City, MO 64125

                                                        Re: Custom Truck One
Source, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Response dated
March 14, 2024
                                                            File No. 1-38186

       Dear Christopher Eperjesy:

              We have reviewed your March 14, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loan Covenants and Compliance, page 32

   1. We note from your response to prior comment 1 that Adjusted EBITDA and its related measures such as Net
Leverage Ratio are material covenant terms in your 2029 Secured
                                                        Notes and ABL Facility
and as such, Adjusted EBITDA is material to an investor   s
                                                        understanding of your
financial condition and liquidity. We also note that you have updated the
presentation in your Form 10-K to discuss Adjusted EBITDA only in the
                                                        Liquidity and Capital
Resources section of Management   s Discussion and Analysis of
                                                        Financial Condition and
Results of Operations. Please address the following regarding your response and
updated presentation:

                                                              With reference to
the relevant sections of your debt agreements, tell us how you
 Christopher Eperjesy
Custom Truck One Source, Inc.
May 28, 2024
Page 2
              determined that Adjusted EBITDA is material to an investor   s
understanding of your
              financial condition and liquidity. For example, identify and provide your analysis of the specific terms of your debt agreements that relate to covenants based on Adjusted
              EBITDA that impact your ability to obtain additional debt or equity financing.
                As it does not appear that Adjusted EBITDA was presented as part of Liquidity and
              Capital Resources in your Form 10-K for the fiscal year ended December 31, 2022, explain how you determined that the disclosure of Adjusted EBITDA as a material item affecting your liquidity was necessary for your Form 10-K for the fiscal year ended December 31, 2023, but not for the prior fiscal year.
                Disclosure in your Form 10-K states that covenants governing the payment of
              dividends and making other distributions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA, or upon multiple pro forma measures.
              As you state on page 24 of your Form 10-K that you    have never
declared or paid,
              and do not anticipate declaring or paying, any cash dividends on [y]our shares of
              common stock in the foreseeable future,    tell us how you
determined that disclosure
              of Adjusted EBITDA in the context of covenants related to the payment of dividends and making distributions is material to investors.
                As your response also states that you present Adjusted EBITDA to facilitate a
              supplemental understanding of the Company   s operational
performance,    clarify the
              purposes for which Adjusted EBITDA is presented in your Form 10-K and explain how that aligns with the disclosure you have provided.

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristopher Eperjesy                        Sincerely,
Comapany NameCustom Truck One Source, Inc.
                                                              Division of
Corporation Finance
May 28, 2024 Page 2                                           Office of Trade &
Services
FirstName LastName